INVEST IN **MANHATTAN TRANSFER FILM FUND**

# Join the journey! Help our star-studded team bring Manhattan Transfer's epic sci-fi saga to life.





MANHATTAN
TRANSFER
STREAMING SERIES

manhattantransfer.tv Los Angeles, CA



## Highlights

1. Exciting new streaming series based on the novel "Manhattan Transfer" by John E. Stith
2. Stellar cast including Casper Van Dien, Walter Koenig, Doug Jones, John Billingsley, Tim Russ & more
3. Attractive 130% of the principal plus a proportionate 50% of the net profit for early investors.
4. Our director has several #1 hits on Netflix and HBO Max with six in the top 10 worldwide!
5. From the creative team that brought you Star Trek: Of Gods and Men, InAlienable and ST: Renegades
6. We have a 100% successful track record producing and releasing independent crowdfunded films.
7. Our award-winning past projects have garnered over 17 million views on multiple platforms!
8. Be a part of the action! Help create a unique new sci-fi franchise by bringing this story to life!

## Featured Investor



**Russell Brannan**
**Syndicate Lead**

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Invested $5,000 ⓘ

"Since 2021, I have invested in dozens of independent films. I believe "Manhattan Transfer" is the most exciting concept I've ever encountered for a science fiction series that can be told over several seasons. Our exceptional cast of Casper Van Dien with a stellar ensemble of Star Trek veterans, including Walter Koenig, Doug Jones, John Billingsley, Tim Russ and Dominic Keating is second to none. There are unlimited stories to tell with this unique concept, and I am thrilled to be a major part of it"

# Our Team



**Manhattan Transfer Pilot Fund 1**  Production Company - SkyRocket Pictures

Multiple independent film productions



**Sky Conway**  CEO / Producer/Writer

Producer of many award-winning science fiction films, including Star Trek: Of Gods and Men, InAlienable, Star Trek: Renegades and Cozmo's



**Shaun Piccinino**  Director

6 Feature films streaming on Netflix with 3 of them reaching the Top 3 most watched movies in the world



**Walter Koenig**  Producer

Actor (Star Trek, Babylon 5), writer (Star Trek: The Animated Series, Warped Factors, Chekov's Enterprise, Buck Alice and the Actor-Robot), producer (InAlienable)



**John E. Stith**  Novelist/writer

Award-winning author of the source novel, Manhattan Transfer, plus Redshift Rendezvous, Reckoning Infinity, Pushback, Tiny Time Machine.



**Ethan H. Calk**  Writer/Producer

Co-writer of two episodes of Star Trek: Deep Space Nine, co-writer/co-producer of Star Trek: Of Gods and Men, Star Trek: Renegades, Cozmo's

# Manhattan Transfer - new streaming series

**ALIENS HAVE ABDUCTED MANHATTAN**

A massive alien ship "abducts" Manhattan, leaving captive New Yorkers to navigate their extraordinary new circumstances. The series will explore how both ordinary and extraordinary individuals cope with this mind-bending scenario. It blends classic science fiction elements with a sense of wonder and

ingenuity.



Casper Van Dien discusses his Manhattan Transfer streami...
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THE NEXT
SCI-FI PHENOMENON


From the creative team that brought you Star Trek: Of Gods and Men, Star Trek: Renegades, Renegades: The Requiem and InAlienable comes a compelling new streaming series -- "Manhattan Transfer." It is based on the best-selling novel by John E. Stith.



BREAKING NEWS
MANHATTAN IS GONE!
But for what purpose? Where has it gone? And why?
Without warning, the entire island of Manhattan is covered by a clear, impermeable bubble, scooped up by a fleet of spacecraft and flown into the cargo bay of the mother of all motherships.
But for what purpose? Are they friendly? Will they attack? Are we part of an alien scientific experiment or some kind of cosmic zoo exhibit?
Or... are we just tonight's dinner?
SPECIAL REPORT
MANHATTAN


Our new streaming series will tell multiple stories of how everyday and extraordinary people react to these crazy new circumstances -- from the mayor to the ordinary guy on the street, from the top minds in business and science to the street-smart loners, from the celebrities to the mobsters in the seedy underworld.

How will we discover what the aliens have in store for us? Will we be able to communicate with our captors? How will we get off this alien ship?

And, perhaps most importantly, how will people and society function when they're cut off from the rest of the world?



Manhattan Transfer Director Shaun Paul Piccinino
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OUTSTANDING
INVESTMENT OPPORTUNITIES

Manhattan Transfer is your opportunity to become a part of a project with the potential to become the next big sci-fi phenomenon! We are looking to raise $1.2 million to fund the pilot.

Early Bird Investors in our project will not only secure 130% of their principal investment up front as revenue is generated, but they will also benefit from a substantial 50% share of the profits from the pilot episode! Regular Investors will secure 120% of their principal plus the 50% share of the profits.

Our goal is to have a streaming service (Netfilx, Hulu, Amazon, Paramount Plus, Apple TV, etc.) or cable channel (SyFy, AMC, FX, etc. ) pick up the pilot and fund the series. Depending on the licensing rights sold to one of these services, an investment of $50,000 could return over $240,000!



Investment return
Our Revenue Participation Agreement
130/120%
As the revenue comes in, investors will first receive 130% (early bird*) or 120% (regular) of their principal investment
50%
After their 130/120% return, investors will receive their share of 50% of the profits made from the pilot episode
*early bird are investors in the first $600,000
Hypothetical Investment Returns
Total Budget = $1,200,000
Hypothetical Investment = $50,000
Scenario 1
Licensing rights sold for $3M
Early Bird Investment Return = $95,076
Regular Investment Return = $92,574
Scenario 2
Licensing rights sold for $6M
Early Bird Investment Return = $157,626
Regular Investment Return = $155,124
Scenario 3
Licensing rights sold for $10M
Early Bird Investment Return = $241,026
Regular Investment Return = $238,524
Disclaimer: forward looking projections cannot be guaranteed.

Why Invest in Manhattan Transfer?

- **Proven Track Record**: Led by award-winning producer Sky Conway, our team has a history of delivering compelling and successful projects.
- **Innovative Storytelling**: Manhattan Transfer promises to push the boundaries of sci-fi storytelling. The series blends classic science fiction themes with a captivating narrative that explores human resilience and ingenuity in the face of extraordinary circumstances.
- **All-Star Cast and Crew**: With talents like Casper Van Dien (Starship Troopers), Walter Koenig (Star Trek, Babylon 5), Doug Jones (Star Trek: Discovery), John Billingsley (Enterprise), Tim Russ (Star Trek: Voyager) and Dominic Keating (Enterprise) onboard, Manhattan Transfer boasts a stellar lineup that guarantees incredible performances and immersive storytelling.
- **Investor Perks**: Your investment doesn't just support the series; it unlocks exclusive perks ranging from early access to the pilot episode to credits as an

Executive Producer or even a walk-on role in the show. See our full list of perks below.


BRINGING THIS
FANTASTIC STORY TO LIFE

Investing in Manhattan Transfer means backing a team with a stellar track record of delivering top-notch, thought-provoking science fiction content. We're all about crafting innovative storytelling with a visual flair that keeps audiences on the edge of their seats!


Manhattan Transfer Producers Walter Koenig and Sky Con...
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Our team has created a visionary project that promises to redefine the genre and push the boundaries of storytelling and entertainment!


100% successful track record
We have run 8 successful film crowdfunding campaigns and have produced and released every one of them.
Our projects have garnered over 17 million views on multiple platforms!
10
1
18A
Star Trek: Renegades
Tim Russ


Our previous projects
All produced via crowdfunding
Star Trek: Of Gods and Men
2007
InAlienable
2007
Star Trek: Renegades
2015
Cozmo's
2016
Renegades: The Requiem
2017
Renegades: Ominara
2021

From the creator:

"When I first picked up John Stith's novel "Manhattan Transfer," I immediately fell in love with it! It is science fiction at its best - the perfect "what if?" scenario full of a sense of wonder like few other novels I read.

I immediately thought this would make an excellent science fiction series. However, at the time, broadcast and cable shows were off limits to "outsider" independent producers like me. So, I put it on a back burner, but I still revisited the possibilities of creating this series from time to time.

Fast forward to today, where there are countless cable channels and streaming services. And the one thing they all have in common - they need programming!

So, now is the perfect time to bring "Manhattan Transfer" to life! There are so many stories to tell with a premise like this: how vastly disparate people can come to work together, utilizing science and creativity to solve what will be a nearly impossible scenario. Can people put aside their differences for a common goal? Can they put aside their own needs for the needs of the many? And can they function as a society when their society collapses?

These are just some of the captivating questions that we can explore in this series. With an ensemble cast of exceptional actors, we can bring this compelling story to life - with your generous help! Thank you!"



-Sky Conway, Creator/Producer/Writer


Production name: Manhattan Transfer
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Production name: Manhattan Transfer
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## A STELLAR CAST

We've worked in the business long enough to have established connections with top-notch Hollywood talent. Hailing from the classic original Star Trek series to the action-packed mega-hit Starship Troopers to nearly every iteration of later Trek series to top Hollywood blockbusters, we have assembled a stellar cast of science fiction legends.









2024

2025

Pre-Production
August 2204

Post-Production
October 2024

Pitch to Streaming
May 2025

Plan subject to change. We are working on packaging the series and pitching to streaming services during pre-production.

## OUT OF THIS WORLD PERKS

All investors will receive a digital copy of our movie poster and a digital e-book of the "Manhattan Transfer" novel.

At the $250 level, investors will receive an early stream of the pilot episode.

At the $500 level, investors will receive the previous perk, plus a special edition DVD or Blu-Ray of the pilot episode, and a cool Manhattan Transfer t-shirt.

At the $1000 level, investors will receive all previous perks, plus at least two behind-the-scenes live streams during the shooting of the pilot, and one autographed cast member photo.

At the $2500 level, investors will receive all previous perks, plus you'll get to spend a day on the set watching the shooting of the pilot (transportation and lodging not included).

At the $5000 level, investors will receive all previous perks, plus you'll get an Associate Producer credit in the end titles, and your name on our IMDb page (transportation and lodging not included).

At the $10,000 level, investors will receive all previous perks, plus you'll have a walk-on role in our pilot (transportation and lodging not included).

At the $25,000 level, investors will receive all previous perks (except Associate Producer credit), plus you'll get a Co-Executive Producer credit in the end titles, and your name on our IMDb page (transportation and lodging not included).

At the $50,000 level, investors will receive all previous perks (except other credits), plus you'll get an Executive Producer credit in the beginning titles, a visit to the set during and your name on our IMDb page (transportation and lodging not included).



**Investor Perks**

Investors are the stars behind the scenes, and we want to make sure you're rewarded for being a part of our project!

$250
Early stream of the pilot episode

$500
DVD/Blu-ray of the pilot + t-shirt

$1,000
Behind-the-scenes live streams + autographed cast photo

$2,500
Spend a day on the set

Note: each perk also receives the items from the lower-level perks (except perks with credits – you'll receive the credit for your perk)

## Investor perks


Associate Producers
You!!!
M. Scott
L. McCoy
Co-Executive Producer
YOU!
Executive
Producer
You!
$5,000
Associate Producer credit
$10,000
Walk-on role in the pilot
$25,000
Co-Executive Producer credit
$50,000
Executive Producer credit
Note: each perk also receives the items from the lower-level perks
(except perks with credits – you'll receive the credit for your perk)


SKYROCKET
PICTURES
Thank you!